Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated November 5, 2014 and

the Prospectus dated February 26, 2013)

Filed Pursuant to Rule 433

Registration No. 333-186862

November 5, 2014

CYTEC INDUSTRIES INC.

Final Term Sheet for 3.95% Senior Notes due 2025

Issuer:	Cytec Industries Inc.

Securities Title:	3.95% Senior Notes due 2025

Principal Amount:	$250,000,000

Trade Date:	November 5, 2014

Settlement Date:	November 12, 2014 (T+4)

Maturity Date:	May 1, 2025

Interest Payment Dates:	May 1 and November 1, commencing on May 1, 2015

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Price:	100-05+

Benchmark Treasury Yield:	2.355%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	3.955%

Coupon (Interest Rate):	3.95% per annum

Price to Public:	99.959%

Proceeds, before expenses, to Issuer:	$248,272,500

Redemption Provisions:	At any time before February 1, 2025 (the date that is three months prior to the stated maturity of the notes) (the “Early Call Date”), the notes can be redeemed by the Issuer at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be so redeemed; and (2) as determined by the Quotation Agent (as defined in the prospectus supplement), the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed to the Early Call Date discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the prospectus supplement), plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

At any time on or after February 1, 2025 (the date that is three months prior the stated maturity of the notes), the notes can be redeemed by the Issuer at a redemption price equal to 100% of the principal amount of the notes to be so redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

CUSIP:	232820 AK6

ISIN:	US232820AK60

Expected Ratings:*	Baa2 (stable outlook) by Moody’s Investors Service, Inc.,

BBB- (stable outlook) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.

RBS Securities Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Capital Markets Limited

Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

TD Securities (USA) LLC

  *Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, RBS Securities Inc. toll free at 1-866-884-2071 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.